September 30, 2016

Via EDGAR

Mr. Larry Spirgel, Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

United States of America

Re:	China Telecom Corporation Limited

Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2015

Filed April 28, 2016

File No. 001-31517

Dear Mr. Spirgel:

This is in response to the comment letter from the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”), dated September 7, 2016, relating to the annual report on Form 20-F of China Telecom Corporation Limited (the “Company”) for the fiscal year ended December 31, 2015 (the “2015 Form 20-F”). The Company will submit a copy of this letter as “correspondence” via EDGAR.

For your convenience, the Company has included the Staff comments in this response letter in italicized form and keyed its responses accordingly. The Company’s responses to the Staff comments are as follows. The page numbers in the responses, unless otherwise indicated, refer to the page numbers of the 2015 Form 20-F.

Form 20-F for the Year Ended December 31, 2015

General

1.	A recent news report states that you were involved with constructing communication nodes in Sudan. A press release on Chinatelecomglobal.com refers to your business with customers from Sudan. Additionally, on page 21 of Exhibit 4.56 to the 20-F filed April 29, 2014, you provide contact information for your office in the Middle East, a region that includes Syria.

Mr. Spirgel

Sudan and Syria are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Sudan and Syria, whether through subsidiaries, affiliates, partners, joint ventures or other direct or indirect arrangements. You should describe any services, products, information or technology you have provided to Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities they control.

Sudan

The Company respectfully advises the Staff that any recent news report stating the Company was involved in the construction of communication nodes in Sudan, as referred to in Comment 1, is inaccurate. The Company has not constructed, does not own, and has no plans to build any communication nodes or any infrastructure in Sudan. In 2013, the Company considered the possibility of constructing communication nodes in Sudan, but ultimately decided not to pursue it.

The Company respectfully advises the Staff that the only business activities the Company has involving Sudan are international voice interconnection arrangements and international Ethernet private line (“IEPL”) service connecting users in Mainland China and Sudan. Similar to other global telecommunications service providers, the Company has numerous international arrangements, including but not limited to international voice interconnection arrangements, with other telecommunications service providers worldwide in the ordinary course of its business. As of the date hereof, the Company has international voice interconnection arrangements with other telecommunications service providers in over 100 countries and regions. The Company’s international voice interconnection arrangements with other telecommunications service providers altogether enable the participating telecommunications service providers to provide voice services internationally, through which their subscribers can make and receive international long distance calls.

The Company has an international voice interconnection arrangement with Canar Telecommunication Co. Limited (“Canar”), a Sudanese company. Pursuant to such arrangement, the Company’s networks are allowed to interconnect with Canar’s networks. The international voice interconnection service covered by this arrangement is customary and consistent with the Company’s other international voice interconnection arrangements with other telecommunications service providers in other jurisdictions. In the ordinary course of its business, the Company provides IEPL service to many of its corporate customers, which have multinational businesses around the world. Such IEPL service is a point-to-point private line data service, the bandwidth of which is dedicated to one customer only and enables a customer to connect between Mainland China and another jurisdiction. Currently, one Chinese corporate customer (the “Customer”) procures IEPL service from the Company to maintain a dedicated data connection between its offices in Mainland China and Sudan. Because such IEPL service connecting Mainland China and Sudan requires local data network service provided by Canar in Sudan, the Company pays Canar a service fee for Canar’s local service from the overall service fee collected from the Customer for the IEPL service.

Mr. Spirgel

The Company respectfully advises the Staff that the customer from Sudan and the possible cooperation opportunities in the press release as referenced in Comment 1 refer to its discussion with the Customer in relation to the IEPL service as described above.

Other than the international voice interconnection arrangement and IEPL service described above, the Company has not provided, and currently does not provide, any services, products, information or technology to Sudan, directly or indirectly, nor does it have any agreements, commercial arrangements, or other contacts with the government of Sudan or entities it controls.

Syria

The Company respectfully advises the Staff that the only business activities that the Company currently has involving Syria are international voice interconnection arrangements, which are part of the Company’s numerous international voice interconnection arrangements with other telecommunications service providers worldwide in the ordinary course of its business. Consistent with the industry practice, the Company has international voice interconnection arrangements with various international telecommunications service providers (the “Service Providers”), none of which is a Syrian entity, and the Service Providers enter into relevant arrangements, directly or indirectly, with local telecommunications service providers in Syria, in addition to similar arrangements covering various other jurisdictions. The Company does not have any direct arrangement with telecommunications service providers in Syria.

The Company previously provided IEPL service (which was terminated in 2014) to two Chinese corporate customers, connecting users in Mainland China and Syria through arrangements with two international telecommunications service providers (the “IEPL Providers”), neither of which is a Syrian entity. Such IEPL Providers accordingly made relevant arrangements for the use of the local data networks in Syria. The Company did not have any direct arrangement with local telecommunications service providers in Syria. The Company paid the IEPL Providers service fees from the overall service fees collected from the two Chinese corporate customers for the IEPL service the Company provided. After termination of the IEPL service in 2014, the Company has not provided and currently does not provide any international data service, including IEPL service connecting Mainland China and Syria, but it would consider the opportunity of doing so in the future upon its customers’ request.

Other than the international voice interconnection arrangements and IEPL service described above, the Company has not provided, and currently does not provide, any services, products, information or technology to Syria, directly or indirectly, nor does it have any agreements, commercial arrangements, or other contacts with the government of Syria or entities it controls.

The Company’s only assets and liabilities associated with Sudan and Syria consist of accounts receivable and accounts payable attributable to the business activities described above.

Mr. Spirgel

2.	Please discuss the materiality of the contacts with Sudan and Syria you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

The Company has carefully analyzed the materiality of its business contacts with Sudan and Syria described in its response to Comment 1 above, and has concluded that such business contacts do not constitute a material investment risk for its security holders. The Company’s business contacts with Sudan and Syria are part of its regular telecommunications services provided in the ordinary course of its business, and are common for a global telecommunications service providers. The Company notes that under the regulations of the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”) relevant for Sudan and Syria, transactions with respect to the receipt and transmissions of telecommunications, such as international interconnection arrangements, are generally licensed, subject to certain conditions. Telecommunications-related interconnection services do not seem objectionable from a policy perspective, and other telecommunications service providers are similarly situated, so the investment risk, if any, would not be unique to the Company. Revenues generated from such business contacts in terms of dollar amount and as a percentage of the Company’s total operating revenues, to the extent available, are immaterial. The Company sets forth below its quantitative analysis and qualitative analysis of the materiality of its business contacts with Sudan and Syria, respectively.

Quantitative Analysis

The Company does not believe that its existing international voice interconnection arrangements in Sudan and with respect to Syria, its existing IEPL service connecting Mainland China and Sudan and its IEPL service connecting Mainland China and Syria (which was terminated in 2014) are material in quantitative terms.

Mr. Spirgel

Sudan

In 2013, 2014, 2015 and the six months ended June 30, 2016, revenue generated by the Company receivable from Canar under the international voice interconnection arrangement with Canar totaled US$0.24 million, US$1.13 million, US$0.58 million and US$0.13 million, respectively, each of which represented less than 0.003% of the Company’s total operating revenues in those periods.

In 2013, 2014, 2015 and the six months ended June 30, 2016, expenses incurred by the Company payable to Canar (i) under the international voice interconnection arrangement with Canar and (ii) for Canar’s provision of its local data network in Sudan totaled US$0.12 million, US$1.18 million, US$0.67 million and US$0.09 million, respectively, each of which represented less than 0.003% of the Company’s total operating revenues in those periods.

In 2013, 2014, 2015 and the six months ended June 30, 2016, revenue generated by the Company in connection with its provision of IEPL service to the Customer connecting Mainland China and Sudan totaled US$0.16 million, US$0.16 million, US$0.15 million and US$0.07 million, respectively, each of which represented less than 0.0004% of the Company’s total operating revenues in those periods.

Syria

Due to its settlement arrangements with the Service Providers, the Company is unable to allocate the relevant expenses to the outgoing international long distance calls made from Mainland China to Syria. Instead, the Company keeps track of the minutes of such calls. In 2013, 2014, 2015 and the six months ended June 30, 2016, the total outgoing international long distance calls made from Mainland China to Syria under the international voice interconnection arrangement with the Service Providers totaled 253,293 minutes, 150,644 minutes, 86,551 minutes and 24,118 minutes, respectively, each of which represented less than 0.03% of the Company’s total outgoing international long distance calls made from Mainland China in those periods.

Regarding incoming international long distance calls to Mainland China from Syria and other jurisdictions through the Service Providers, the Company charges the relevant Service Providers based on their calls terminated in the Company’s network without regard to the originating countries of such calls. Consequently, the Company does not know the country of origin, including Syria, of such incoming international long distance calls. However, based on its experience, the Company believes the incoming calls from Syria are immaterial, in terms of minutes of such calls, as compared to the Company’s total international incoming long distance calls.

In 2013 and 2014, expenses incurred by the Company payable to the IEPL Providers for their provision of the relevant data networks totaled US$0.69 million and US$0.29 million, respectively, each of which represented less than 0.002% of the Company’s total operating revenues in those periods. In 2013 and 2014, revenue generated by the Company in connection with its provision of IEPL service connecting Mainland China and Syria totaled US$0.77 million and US$0.34 million, respectively, each of which represented less than 0.002% of the Company’s total operating revenue in those periods. As the IEPL service connecting Mainland China and Syria was terminated in 2014, the Company did not generate any revenue or incur any expense in relation to such IEPL service since then.

Mr. Spirgel

Qualitative Analysis

The Company does not believe that its business contacts with Sudan and Syria described above are material in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon the Company’s reputation or share value, for the following reasons.

•	It is common practice among telecommunications service providers to have international voice interconnection arrangements with other telecommunications service providers worldwide. Without such arrangements, it would not be possible to provide international voice services. The Company believes its customers and investors expect the Company to be able to provide international voice services.

•	The Company provides IEPL service to some of its customers as part of a comprehensive telecommunication solution for a multinational business. The Company believes this is consistent with its customers’ and investors’ expectation that the Company be capable of providing international data services, including IEPL service, globally.

•	The Company’s international voice interconnection arrangements as well as its provision of IEPL service outside of Mainland China are part of its regular telecommunications services provided in the ordinary course of its business and for the benefit of its Chinese customers.

•	The Company’s business contacts with Sudan and Syria do not involve any provision, sale or lease of telecommunications equipment or technology, or capacity on telecommunications transmission facilities in Sudan or Syria, and the Company believes such business contacts are consistent with general licenses provided under the OFAC regulations.

•	The Company has not made, and does not have, any plans to start new lines of business in Sudan or Syria.

As such, the Company does not believe that its existing international voice interconnection arrangements in Sudan and with respect to Syria, its existing IEPL service connecting Mainland China and Sudan and its IEPL service connecting Mainland China and Syria previously provided, in the ordinary course of its business, would be considered important by a reasonable investor in making an investment decision.

The Company also notes that none of Canar, the Service Providers and the IEPL Providers are named as specially designated nationals in the list published and maintained by OFAC.

Mr. Spirgel

For these reasons, the Company considers its existing international voice interconnection arrangements with Canar and the Service Providers, its existing IEPL service connecting Mainland China and Sudan and its IEPL service connecting Mainland China and Syria previously provided, individually and as a whole, to be immaterial, both quantitatively and qualitatively. Therefore, the Company does not believe that its reputation and share value would be negatively affected in the eyes of a reasonable investor as a result of its business contacts with Sudan and Syria.

In light of the foregoing, the Company believes that its existing international voice interconnection arrangements with Canar and the Service Providers, its existing IEPL service connecting Mainland China and Sudan and its IEPL service connecting Mainland China and Syria previously provided would not constitute a material investment risk, whether quantitatively or qualitatively, for the Company’s security holders.

The Company duly notes the divestment or similar initiatives regarding investments in companies that do business with U.S.-designated state sponsors of terrorism as stated in Comment 2. The Company believes that such initiatives are intended to address investments in companies with extensive business with U.S.-designated state sponsors of terrorism, but not companies which only have incidental and low level arrangements, such as the Company’s international voice interconnection arrangements and IEPL service described above. To the extent that any divestment initiative specifically directs towards companies that have significant business with U.S.-designated state sponsors of terrorism or provide monetary or military support to such sponsors, the Company believes that its international interconnection arrangements and IEPL service described above do not rise to this level, and does not believe they would be targeted by such divestment initiatives. Based on the foregoing consideration and given the licensed nature of the Company’s business contacts with Sudan and Syria, as well as the fact that these business contacts are not material to the Company, both quantitatively and qualitatively, individually or as a whole, the Company does not believe these business contacts would materially impact any potential divestment activity.

Operating Expenses, page 42

Network Operations and Support Expenses, page 42

3.	We note your disclosure on page 42 which states, “network operations and support expenses increased by 18.3%, from RMB68,651 million in 2014 to RMB81,240 million in 2015, which was primarily due to the newly incurred telecommunications towers usage fees payable to the Tower.” In this regard, please expand your disclosure to specifically discuss future trends related to the new usage fees and any other anticipated effects of the lease agreement with China Tower and the disposition of the towers.

Mr. Spirgel

The Company respectfully advises the Staff that as disclosed in the Form 6-K filed on July 11, 2016, the Company and China Tower entered into an agreement (the “Lease Agreement”) on July 8, 2016 to confirm the pricing and related arrangements in relation to the lease of telecommunications towers and related assets. The Company leases the telecommunications towers and related assets for its base stations for the operation of mobile services. As the Company continues to improve its mobile service coverage, the Company expects the number of leased towers to increase in the foreseeable future, which in turn, will result in an expected increase in the tower assets lease fee. Meanwhile, according to the Lease Agreement, the unit pricing for the lease of telecommunications towers and related assets is dependent on the sharing of the towers amongst the Company and the other two telecommunications operators in China. The Company will enjoy a higher discount of lease fee when a certain tower asset is shared by more parties. As the telecommunications operators in China further increase the level of utilization and sharing of the towers, the future lease fee for each tower is expected to decrease.

Following the disposition of the telecommunications towers and related assets, the Company no longer has to record the maintenance cost for such assets and the lease fee for the properties and venues in relation with the towers disposed of.

2. Disposal of Certain Telecommunications Towers and Related Assets, page F-10

4.	We note your disclosure of the transfer of your telecommunications towers and related assets to China Tower Corporation Limited (“China Tower”). Please identify the accounting literature you considered and tell us how you applied it in determining the appropriate accounting treatment for the transaction.

Mr. Spirgel

The Company respectfully advises the Staff that on October 31, 2015, the Company transferred telecommunications towers and related assets (the “Tower Assets”) to China Tower Corporation Limited (“China Tower”), which was established on July 11, 2014 to primarily engage in the construction, maintenance and operation of telecommunications towers so as to enhance the industry investment efficiency, further increase the level upon which telecommunications infrastructure facilities are being jointly constructed and shared and promote resources conservation and environment protection through this operating mechanism. The Company accounts for the investment in China Tower by using the equity method under IAS 28 considering the Company can exercise significant influence on China Tower’s operational and financial decisions. When accounting for the transfer of the Tower Assets, the Company has considered paragraphs 28 and 30 in IAS 28, Investment in Associates and Joint Ventures, in determining the appropriate accounting treatment for the transaction.

The Company hereby refers to paragraph 28 in IAS 28:

Gains and losses resulting from ‘upstream’ and ‘downstream’ transactions between an entity (including its consolidated subsidiaries) and its associate or joint venture are recognized in the entity’s financial statements only to the extent of unrelated investors’ interests in the associate or joint venture. … ‘Downstream’ transactions are, for example, sales or contributions of assets from the investor to its associate or its joint venture. The investor’s share in the associate’s or joint venture’s gains or losses resulting from these transactions is eliminated.

Besides, the Company hereby refers to paragraph 30 in IAS 28:

The contribution of a non-monetary asset to an associate or a joint venture in exchange for an equity interest in the associate or joint venture shall be accounted for in accordance with paragraph 28, except when the contribution lacks commercial substance, as that term is described in IAS 16 Property, Plant and Equipment.

The disposal of the Tower Assets (the “Tower Assets Disposal”) is a downstream transaction between the Company and China Tower, the Company’s associate, with commercial substance as described in IAS 16. Therefore, gain from the Tower Assets Disposal was recognized to the extent of unrelated investors’ interests in China Tower (72.1%). The Company’s share (27.9%) in China Tower’s gain resulting from the Tower Assets Disposal was eliminated, and would be deferred and recognized over the remaining useful lives of the Tower Assets.

Mr. Spirgel

In addition, along with the Tower Assets Disposal, the risks and rewards of ownership of the Tower Assets were transferred to China Tower. The Company does not retain any risks and rewards of ownership on such assets. Consequently, as the transaction was completed, the respective disposal gain, excluding the deferred portion, was reasonably recognized by the Company at the date of the Tower Assets Disposal.

In your response please also address the following:

•	How you determined the fair value of the equity shares of China Tower received as consideration in the calculation of your gain on the transfer of tower assets.

As of the date of the Tower Assets Disposal, China Tower was still in its earliest year (founded in July 2014 with cash capital injection by its shareholders) and did not carry out substantial business. The fair value of the equity shares issued by China Tower to the Company as consideration was determined by reference to the appraised value of the Tower Assets. This was the same basis used by other investors in determining the fair value of the consideration they received for their contributions at the same time. In addition, concurrently with the Tower Assets Disposal, China Reform Holding Corporation Limited (“CRHC”), a third party investing company, made cash subscription for new shares issued by China Tower at the stock price of RMB1 per share, which was the same as the fair value of each equity share that the Company received as consideration. Therefore, the Company considered it as fair and appropriate to set the stock price for China Tower’s equity shares received by the Company as consideration at RMB1 per share.

•	How you evaluated the fair value of the assets transferred and the consideration received in determining if the transaction was established at fair value and assessing whether there was a potential impairment.

As disclosed in the Form 6-K filed on October 16, 2015, the Tower Assets were appraised by China Enterprise Appraisals, which is independent of the Company and China Tower. The fair value of the Tower Assets was determined based on the appraised value and certain adjustments related to the addition, disposal, depreciation and amortization recognized in the period between the appraisal date and the completion date of the transaction. Meanwhile, the fair value of the equity shares of China Tower received as consideration is discussed in the preceding paragraph in response to the Comment in the first bullet point. Based on these considerations, the Company determined that the transaction was established at fair value.

Furthermore, as the appraised value exceeded the carrying value of the Tower Assets disposed of by the Company, there was no potential impairment issue related to the transaction.

Mr. Spirgel

•	You disclose that you realized a gain on the sale of the assets and deferred a portion attributed to your ownership interest in China Tower. Discuss the factors you considered in determining the accounting treatment for the gain and amortization of the deferred gain over remaining life useful lives of the tower assets.

The Company has considered paragraphs 68 and 71 in IAS 16, Property, plant and equipment, in determining the accounting treatment for the gain on the Tower Assets Disposal. IAS 16 requires that the gain or loss arising from the derecognition of an item of property, plant and equipment shall be determined as the difference between the net disposal proceeds and the carrying amount of the item, and the gain or loss shall be included in profit or loss when the item is derecognized.

The other factors that the Company considered in determining the accounting treatment for the gain recognized and deferred have been discussed above. The incremental value of the Tower Assets was recognized as cost of the assets in China Tower and would be charged to China Tower’s net profit/loss through depreciation and amortization expenses by straight-line method over the remaining useful lives of the Tower Assets. The Company amortizes the deferred gain over the remaining useful lives of the Tower Assets.

•	Tell us how you will account for the lease agreement with China Tower for telecommunications towers and related assets as disclosed in the Form 6-K filed July 11, 2016. Also discuss the accounting literature you considered.

The Company will account for the Lease Agreement as an operating lease. The Company has considered paragraphs 10 and 11 in IAS 17, Leases, when determining the accounting treatment.

The Company hereby refers to paragraph 10 in IAS 17:

Whether a lease is a finance lease or an operating lease depends on the substance of the transaction rather than the form of the contract. Examples of situations that individually or in combination would normally lead to a lease being classified as a finance lease are:

(a)	the lease transfers ownership of the asset to the lessee by the end of the lease term;

(b)	the lessee has the option to purchase the asset at a price that is expected to be sufficiently lower than the fair value at the date the option becomes exercisable for it to be reasonably certain, at the inception of the lease, that the option will be exercised;

(c)	the lease term is for the major part of the economic life of the asset even if title is not transferred;

(d)	at the inception of the lease the present value of the minimum lease payments amounts to at least substantially all of the fair value of the leased asset; and

(e)	the leased assets are of such a specialized nature that only the lessee can use them without major modifications.

Mr. Spirgel

For each of the foregoing factors, the Company considered the following:

(a)	The Lease Agreement does not include any clause on the transfer of ownership of the telecommunications towers and related assets, and the Company does not expect any transfer of ownership of such assets from China Tower to the Company by the end of the lease term;

(b)	The Lease Agreement does not contain any option of the Company to purchase the telecommunications towers and related assets from China Tower;

(c)	As disclosed in the Form 6-K filed on July 11, 2016, the service period of the Lease Agreement is five years, which is much lower than the economic lives of the telecommunications towers and related assets, and therefore the lease term does not account for the major part of the economic lives of such assets. The Company has also considered the potential extension of the lease term. Under the Lease Agreement, “Prior to the expiry of the service term, negotiations will be conducted by the signing parties or their fellow subsidiaries to consider whether further product confirmation note should be signed to confirm the subsequent supply arrangement of respective products.” Therefore, there is no term of automatic extension of the agreement.

In addition, the Company will not use the towers previously owned by the Company exclusively. Instead, the Company will share the use of the towers with other two telecommunications operators in China. Similarly, the Company will not only use the towers previously owned by itself, but also share the use of the towers which were owned by the other two telecommunications operators prior to their disposal.

Consequently, the potential extension of the Lease Agreement is highly dependent on the situation of each individual tower asset as of the maturity date of the current lease term, and such situation remains uncertain. In view of the above factors, the Company considers that the current lease term does not account for the major part of the economic lives of the telecommunications towers and related assets.

(d)	The Company has evaluated the present value of the minimum cash payment at the inception of the lease of the telecommunications towers and related assets. The present value of the minimum cash payment was much less than the fair value of the telecommunications towers and related assets, and was considered not substantially all of the fair value of such assets; and

Mr. Spirgel

(e)	The telecommunications towers and related assets are compatible with all telecommunications operators, and therefore are not of specialized nature that only the Company can use them without major modifications.

Besides, the Company hereby refers to paragraph 11 in IAS 17:

Indicators of situations that individually or in combination could also lead to a lease being classified as a finance lease are:

(a)	if the lessee can cancel the lease, the lessor’s losses associated with the cancellation are borne by the lessee;

(b)	gains or losses from the fluctuation in the fair value of the residual accrue to the lessee (for example, in the form of a rent rebate equaling most of the sales proceeds at the end of the lease); and

(c)	the lessee has the ability to continue the lease for a secondary period at a rent that is substantially lower than market rent.

For each of the foregoing factors, the Company considered the following:

(a)	Under the Lease Agreement, if the Company terminates the lease of certain towers, the Company will only bear China Tower’s losses caused by the Company’s termination of the lease, up to the full lease fee in the remaining service period. The Company will not bear any other loss of China Tower.

(b)	The Lease Agreement does not contain any clause that the Company is subject to gain or loss as a result of the fluctuation in the fair value of the residual. The risk from the fluctuation in the fair value of the residual of the telecommunications towers and related assets rests on China Tower;

(c)	Under the Lease Agreement, specific negotiation for each tower will be made by the Company and China Tower at market price at the time of extension of the Lease Agreement. The Lease Agreement does not contain any clause granting the Company the right to continue the lease for a secondary period at a rent that is substantially lower than market rent.

Mr. Spirgel

The telecommunications towers and related assets were the major assets that China Tower’s operations depended on. The construction and operation of the towers are determined by China Tower, which also bears the risk arising from operating losses and damage to the assets caused by natural disasters and wear and obsolescence. Therefore, China Tower takes all risk and rewards on such assets. The Company can neither determine the usage of the towers nor exclusively enjoy the benefits from these telecommunications towers and related assets, and therefore the Company does not retain any risk and rewards on such assets.

Taking into consideration all the above factors, the Company determined that the lease of telecommunications towers and related assets should be accounted for as an operating lease.

•	Discuss the nature and extent of your continuing commitments under the lease agreement.

As aforementioned, the Company will account for the lease of telecommunications towers and related assets as an operating lease. Upon the signing of the provincial service agreements to be entered into between the respective provincial companies of the Company and China Tower, the Company will become obligated to pay for the rentals of the telecommunications towers and related assets over the service term, whether the Company ceases the lease prior to the maturity of the service term or not. Besides, the Lease Agreement does not contain any clause that the Company is subject to any contingent rental, guarantee on residuals of the telecommunications towers and related assets, or is granted any option to purchase such assets.

*  *  *  *

Mr. Spirgel

In connection with responding to the Staff comments, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	the Staff comments or changes to disclosure in response to the Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or wish to discuss the foregoing, please contact Xu Fei, by telephone at (+86-10) 5850-2281, by fax at (+86-10) 6601-0728 or by email at xufei@chinatelecom.cn.

Very truly yours,

/s/ Ke Ruiwen
Ke Ruiwen Executive Director and Executive Vice President (performing the functions of the principal financial officer)

cc:	Inessa Kessman

Terry French

Daniel Leslie

(Securities and Exchange Commission)

Jian Liang

Fei Xu

(China Telecom Corporation Limited)

Chun Wei

(Sullivan & Cromwell (Hong Kong) LLP)

Taylor Lam

(Deloitte Touche Tohmatsu)